FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
[ ] Check box if no longer subject		OMB Number: 3235-0287
to Section 16. Form 4 or Form	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	Expires: January 31, 2005
5 obligations may continue. See Instruction 1(b)		Estimated average burden hours per response....................0.5

(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Brunner, Lilian	2. Issuer Name and Ticker or Trading Symbol Provident Financial Holdings, Inc. "PROV"						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title Other (specify below) below) Senior Vice President
(Last) (First) (Middle) 3756 Central Avenue	3. IRS Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year December 11, 2002
(Street) Riverside, CA 92506				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (check applicable line) XX Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, Par Value $0.01	12/11/02		M		5,500	A	$10.17	17,374 *	D
Common Stock, Par Value $0.01	12/11/02		S		5,500	D	$26.26	11,874 *	D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                                                                            (Over)
 *If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                                                                                                SEC 1474 (3-99)
 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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FORM 4 (continued)                    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                    (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	3A. Deemed Execution Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Deriva-tive Se-curities Benefici- ally Owned Following Reported Trans-action(s) (Instr. 4)	10. Owner-ship Form of Deri-vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4 )
				Code	V	(A)	(D)	Date Exer-cisable	Expiration Date	Title	Amount or Number of Shares
Option to Buy Common Stock	$10.17	12/11/02		M			5,500	**	**	Common Stock	5,500	N/A	22,500	D

Explanation of Responses:

*    The amount of the securities beneficially owned includes the restricted common stock award under Provident's Management Recognition Plan.  The award vests ratably over a five-year period.

**    Ms. Brunner was granted 30,000 options to acquire 30,000 shares of common stock under Provident's 1996 Stock Option Plan.  The grants vest ratably over a five-year period, and carry a weighted-average exercise price of $12.84 per share.  The grants expire ten years from the date of the grant.

                                                                                                                                 /s/Lilian Brunner                                            12/11/2002
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.        **  Signature of Reporting Person                         Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.